FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on July 26, 2006

Omega Navigation Enterprises Announces Date for the

Release of Second Quarter 2006 Results, Conference Call and Webcast

Earnings Release:  Monday, July 31, 2006, After the Market Closes

Conference Call and Webcast:  Tuesday, August 1, 2006 at 10:00 A.M. E D T

Piraeus, Greece, July 26, 2006 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing primarily on product tankers announced today that it will release its results for the second quarter and six month period ended June 30, 2006 after the close of the market on Monday, July 31, 2006.

On Tuesday, August, 1, 2006 at 10:00 A.M. E D T the company’s management will host  a conference call to discuss the results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111(from the US), 0800-953-0329 (from the UK) or + 44(0)1452-542-301 (from outside the US). Please quote “Omega”.
In case of any problem with the above numbers, please dial 1-866-869-2352 (from the US),0800-694-1449 (from the UK) or + 44 (0) 1452-560-304 (from outside the US). Quote “Omega”.

A telephonic replay of the conference call will be available until August 08, 2006 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +
44(0) -1452-550-000 (from outside the US). Access Code: 3663884 #

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, that can be accessed through Omega Navigation’s website at www.omeganavigation.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of five product tankers and two dry bulk carriers.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

The Company has agreements to acquire one additional double hull product tanker with delivery expected by the end of July 2006. Once the Company has completed the acquisition of the vessel, its fleet will consist of eight vessels with a total capacity of 471,958 dwt and an average age of approximately 1.5 years. Furthermore, the Company has options to acquire four additional double hull Ice Class 1A product carriers currently under construction and are expected to be available for delivery between March 2007 and September 2007.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  July 26, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer